

17016609

SEC
Mail Processing
Section
MAR - 1 2017
Washington DC
414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: May 31, 2017<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-35363 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

| Hoboken | NJ | 07030 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle (201) 656-0115
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella CPA PC
(Name - if individual, state last, first, middle name)

| 278 Route 34, Suite 1 | Matawan | NJ | 07747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

## NW Capital Markets Inc.

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NW Capital Markets Inc.

**Financial Statements and**
**Supplementary Schedules**
**Pursuant to Rule 17A-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2016**

Report of Independent Registered Public Accounting Firm

## AFFIRMATION

I, Dennis J. Enright, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NW Capital Markets Inc. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal
Title

Subscribed and sworn
to before me



Norma T. Gilyard
Notary Public, State of New Jersey
County of Hudson
My commission expires 6/4/2019
I.D. No.: 2386148

**NW Capital Markets Inc.**
**Index**
**December 31, 2016**

# DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of NW Capital Markets Inc.

We have audited the accompanying statement of financial condition of NW Capital Markets Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of NW Capital Markets Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America

Schedule I – Computation of Net Capital under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NW Capital Markets Inc. financial statements. The supplemental information is the responsibility of NW Capital Markets Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg + Carbonella, CPA, P.C

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2017

## NW Capital Markets Inc.

### Statements of Financial Condition
### December 31, 2016

| | |
|---|---|
| **Assets** | |
| Cash | $ 254,713 |
| Receivable from clearing broker (including deposit of $100,000) | 1,090,645 |
| Prepaid expenses | 16,424 |
| Total assets | $ 1,361,782 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Payable to clearing broker | $ 7,966 |
| Accounts payable and accrued expenses | 208,456 |
| | 216,422 |
| | |
| Stockholder's equity | |
| Common stock, no par value, 1,000 shares issued, authorized and outstanding | 10,000 |
| Additional paid-in capital | 40,462 |
| Retained earnings | 1,094,898 |
| Total stockholder's equity | 1,145,360 |
| | |
| Total liabilities and stockholder's equity | $ 1,361,782 |

The accompanying notes are an integral part of these financial statements

## NW Capital Markets Inc.

### Statements of Operations
### Years Ended December 31, 2016

| | |
|---|---|
| **Revenues** | |
| Investment banking, net | $ 2,180,071 |
| Proprietary trading income (loss), net | 145,234 |
| Commissions | 2,434 |
| Interest and dividends | 1,092 |
| Total revenues | 2,328,831 |
| **Expenses** | |
| Management fees | 140,000 |
| Consulting | 1,792,157 |
| Office expense | 215,925 |
| Interest expense | 61 |
| Professional fees | 51,470 |
| Service charges | 8,048 |
| Regulatory fees and publications | 31,343 |
| Other | 3,206 |
| Total expenses | 2,242,210 |
| **Net income** | $ 86,621 |

The accompanying notes are an integral part of these financial statements

## NW Capital Markets Inc.

### Statements of Changes in Stockholder's Equity
### Years Ended December 31, 2016

| | Number of Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance - December 31, 2015 | 1,000 | $ 10,000 | $ 40,462 | $ 1,208,277 | $ 1,258,739 |
| Net income | - | - | - | 86,621 | 86,621 |
| Distribution | - | - | - | (200,000) | (200,000) |
| Balance - December 31, 2016 | 1,000 | $ 10,000 | $ 40,462 | $ 1,094,898 | $ 1,145,360 |

The accompanying notes are an integral part of these financial statements

## NW Capital Markets Inc.

### Statements of Cash Flows
### Years Ended December 31, 2016

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 86,621 |
| Adjustments to reconcile net incometo net cash used in operating activities | |
| Decrease (increase) in operating assets | |
| Syndicate receivable | 39,545 |
| Marketable securities | 166,664 |
| Receivable from clearing broker | 220,563 |
| Increase (decrease) in operating liabilities | |
| Payable to clearing broker | (120,230) |
| Accounts payable and accrued expenses | 38,941 |
| Net cash provided by (used in) operating activities | 435,517 |
| **Cash flows used in financing activities** | |
| Distribution | (200,000) |
| Net decrease in cash | 235,517 |
| **Cash** | |
| Beginning of year | 19,196 |
| End of year | $ 254,713 |

Supplemental cash flows disclosure:

Cash paid during the year for:

| | |
|---|---|
| Interest | $ 61 |

The accompanying notes are an integral part of these financial statements

## 1. Nature of operations

NW Capital Markets Inc. (the "Company"), a Subchapter S Corporation incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in investment banking, principal transactions, and investment advisory services.

## 2. Summary of Significant Accounting Policies

**Basis of presentation**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Revenue recognition**
Investment banking revenue includes gains, losses and fees net of expenses arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed and the income is reasonably determinable.

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

**Cash**
All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Investment valuation**
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

**Income taxes**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in the statements of operations. During the year ended December 31, 2016, the Company did not incur any interest or penalties on its income tax returns. At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2013.

## 3. Marketable securities

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

| Assets | Level 2 |
|---|---|
| Marketable securities owned, at fair value | |
| Municipal bonds | $ - |

## 4. Transactions with related parties

The Company maintains an administrative services agreement with an affiliate. Pursuant to the agreement, the affiliate provides administrative personnel and office space. The Company incurred expenses of $120,000 for the year ended December 31, 2016. Additionally, the Company paid management fees to the affiliate in the amount of $140,000 for the year ended December 31, 2016.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 5. Clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000. As of December 31, 2016 a deposit in the amount of $100,011 is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

## 6. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $1,128,937 which exceeded the required net capital by $1,028,937. The ratio of aggregate indebtedness to net capital, at December 31, 2016 was .18 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

### 7. Concentration

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

### 8. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and, except already included in the notes to these financial statements, has determined that no additional items require disclosure.

## NW Capital Markets Inc.
## Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2016

| | 2016 |
|---|---|
| Stockholder's equity | $ 1,145,360 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Prepaid expenses | 16,424 |
| Total deductions | 16,424 |
| Net capital | 1,128,936 |
| Minimum capital requirement (the greater of $100,000 or 6 2/3% of aggregate indebtedness) | 100,000 |
| Excess net capital | $ 1,028,936 |
| Aggregate indebtedness - accounts payable and accrued expenses | $ 208,456 |
| Ratio of aggregate indebtedness to net capital | 0.18: 1 |

There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing.

## NW Capital Markets Inc.
### Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
### December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 for 2016 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii).

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

**INDEPENDENT AUDITOR'S REGARDING RULE 15C3-3 EXEMPTION REPORT**

To the Board of Directors and Shareholder
of NW Capital Markets Inc.

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) NW Capital Markets Inc. identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) NW Capital Markets Inc. stated that NW Capital Markets Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NW Capital Markets Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NW Capital Markets Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2017



1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

## NW Capital Markets Inc.

### Rule 15c3-3 Exemption Report
### Year Ended December 31, 2016

---

The management of NW Capital Markets Inc. (the "Company"), is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule. Throughout the year ended December 31, 2016, the Company has been in compliance with such provision, without exception.



Signature

Principal
Title

*See Report of Independent Registered Public Accounting Firm.*